

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 24, 2014

<u>Via E-mail</u>

Robert T. Braswell
President and Chief Executive Officer
Carolina Bank Holdings, Inc.
101 North Spring Street
Greensboro, NC 27401

>   **Re: Carolina Bank Holdings, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2013**
>   **Filed March 21, 2014**
>   **File No. 000-31877**

Dear Mr. Braswell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Todd Schiffman

                                        Todd Schiffman
                                        Assistant Director